UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15/A

(Amendment No. 1)

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-36211

NOBLE CORPORATION*

(Exact name of registrant as specified in its charter)

Dorfstrasse 19A

6340 Baar

Zug, Switzerland

41 (41) 761-65-55

(Address, including zip code, and telephone number, including area code, of registrants’ principal executive offices)

Registered Shares, par value CHF 3.15 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐

Approximate number of holders of record as of the certification or notice date: None.

*	This Amendment to Form 15 (the “Amendment”) is being filed to withdraw by amendment the original Form 15 (filed on January 31, 2014) and to clarify further that the original Form 15 was not intended to affect the reporting obligations of Noble Corporation plc, successor to Noble Corporation, a Swiss corporation, with continuing reporting obligations under Section 15(d) of the Securities Exchange Act of 1934.

Pursuant to the requirements of the Securities Exchange Act of 1934, Noble Corporation plc, as successor to Noble Corporation, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

NOBLE CORPORATION plc

Date: June 13, 2014	By:	/s/ James A. MacLennan
James A. MacLennan
Senior Vice President and Chief Financial Officer